UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: ING Global Strategic Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258

Telephone Number (including area code):

(480) 477-3000

Name and Address of Agent for Service of Process:

Huey P. Falgout, Jr.

7337 East Doubletree Ranch Road

Scottsdale, AZ 85258

With Copies of Notices and Communications to:

Jeffrey S. Puretz, Esq.

Dechert LLP

1775 I Street, NW

Washington, DC 20006-2401

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES  ☒  NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Scottsdale, and state of Arizona on the 15th day of March, 2012.

ING GLOBAL STRATEGIC INCOME FUND

/s/ Todd Modic
		By:	Todd Modic
Senior Vice President, Principal Financial Officer

Attest:	/s/ Paul A. Caldarelli
Paul Caldarelli
Assistant Secretary